UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MaxLinear, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34666
(State or other jurisdiction of incorporation)	(Commission File Number)
5966 La Place Court, Suite 100, Carlsbad, California 92008
(Address of principal executive offices) (Zip Code)

Kishore Seendripu, Ph.D.
President and Chief Executive Officer
(760) 692-0711
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
For the reporting period from January 1, 2023 to December 31, 2023, MaxLinear, Inc. determined that certain “conflict minerals,” as defined in Section 1, Item 1.01(d)(3) of Form SD, are necessary to the functionality or production of the semiconductors that we contract to manufacture through foundries in Asia. Accordingly, we conducted a reasonable country of origin inquiry to determine whether during 2023 our products contained conflict minerals that originated in the Democratic Republic of the Congo or certain adjoining countries, which we refer to collectively as the “covered countries,” or are from recycled or scrap sources. We then conducted due diligence designed to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas in order to determine whether any of the conflict minerals used in our products during 2023 originated from any of the covered countries and whether these conflict minerals benefited, directly or indirectly, armed groups in any of the covered countries.
In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD, we have filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at https://investors.maxlinear.com/sec-filings.
Item 1.02 Exhibit
In accordance with Rule 13p-1, and this Form SD, we have filed our Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	MaxLinear, Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 29, 2024	MAXLINEAR, INC.

(Registrant)

		By:	/s/ Kishore Seendripu, Ph.D.
Kishore Seendripu, Ph.D.
President and Chief Executive Officer

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